Ensysce Biosciences, Inc.

7946 Ivanhoe Avenue, Suite 201

La Jolla, California 92037

November 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Joseph McCann, Esq.

Re:	Ensysce Biosciences, Inc. - Request for Withdrawal – Form RW

Relating to the Registration Statement on Form S-3

SEC File No. 333-269472

Ladies and Gentlemen:

On January 31, 2023, Ensysce Biosciences, Inc. (the “Company”), filed Registration Statement No. 333-269472 on Form S-3 with the Securities and Exchange Commission (the “Commission”) and on February 16, 2023 the Company filed Pre-Effective Amendment Number 1 thereto (as amended, together will all exhibits thereto, the “Registration Statement”).

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement.

No securities have been issued or sold under the Registration Statement, which was filed solely to register the possible resale of shares by selling securityholders. The Registration Statement has not been declared effective by the Commission. A reverse stock split in the Company’s shares in March 2023 reduced the number of shares covered by the Registration Statement by 11/12ths and the Company subsequently increased the number of shares outstanding through a public offering registered with the Commission in May 2023.

The Company is seeking withdrawal of the Registration Statement because a portion of the shares to be registered for resale under the Registration Statement may be resold in accordance with Rule 144 and the remainder of the shares to be registered for resale were shares issuable as repayment of the balance of a convertible note, including interest thereon, and other amounts owed, upon conversion of such note and amounts owed into shares, which convertible note and such other amounts owed were instead repaid in full with cash in March 2023 and May 2023.

Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. Please provide a copy of the order granting withdrawal of the Registration Statement to Dave Humphrey, Chief Financial Officer of Ensysce, at the address first mentioned above, with a copy to Company’s counsel, Troutman Pepper Hamilton Sanders LLP, Union Trust Building, 501 Grant Street, Suite 300, Pittsburgh, Pennsylvania 15219, attention: Eric D. Kline, Esq.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments concerning this request to our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Eric D. Kline at (412) 454-5046 or Gregory Rubis at (609) 951-4105.

ENSYSCE BIOSCIENCES, Inc.

By:	/s/ Lynn Kirkpatrick
Name:	Dr. Lynn Kirkpatrick
Title:	President and Chief Executive Officer

Cc:	Eric D. Kline, Troutman Pepper Hamilton Sanders LLP
Gregory Rubis, Troutman Pepper Hamilton Sanders LLP